SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CALLS ON GOOGLE TO BAN MISLEADING EDREAMS ADVERTS AS UK ADVERTISING STANDARDS AUTHORITY RULING CONFIRMS BREACH OF CODE

Ryanair, Europe's favourite airline today (2 March) welcomed today's ruling by the UK Advertising Standards Authority which found that eDreams advertising on Google was "misleading" consumers and breached the CAP code. The UK ASA reviewed a series of complaints from consumers who were deceived by eDreams masquerading as Ryanair and Easyjet using the airlines name, brand and logo in a blatant attempt to dupe consumers into booking higher priced tickets on eDreams than those available on the Ryanair.com website.

On the back of this ruling, Ryanair now calls on Google to ban this deceptive eDreams advertising until such time that eDreams stops misleading consumers by passing itself off as Ryanair. Ryanair believes that Google has allowed this advertising, which the ASA now confirms breaches the CAP code, because it directly boosts the number of "click-throughs" on Google's paid for advertising search engine, thereby maximising Google's advertising revenues at the expense of consumers.

Ryanair has repeatedly written to Google at the highest levels (including Google Exec. Chairman Eric Schmidt) enclosing hundreds of complaints by real customers who have been misled by eDreams false advertising on Google, and yet Google has failed/refused to take any action to prevent this deceptive advertising.

Ryanair's Kenny Jacobs said:

"Today's ruling by the UK Advertising Standards Authority, conclusively proves that the eDreams advertising through deceptive Google adverts is misleading consumers into booking higher priced tickets through the eDreams website. eDreams continues to advertise Ryanair fares that do not exist, and continues to hit unsuspecting consumers with hidden fees, and in many cases is not booking additional services such as checked in bags. These deceptive practices mean that customers who think they have paid for a checked in bag arrive at the airport and end up having to pay on the double.

Google is clearly aware of this misleading advertising, because Ryanair has brought it to its attention at every level within the organisation. We believe that Google has thus far failed to block this misleading advertising, precisely because it boosts Google's advertising revenues by actively misleading consumers into believing they are booking tickets on Ryanair and/or other websites when in fact they are booking on a third party website.

We again call on Google to delist eDreams until all references to Ryanair have been removed from the eDreams advertising. Ryanair has no difficulty with eDreams promoting itself as eDreams, but when it uses Google's paid for search to pass itself off as "Ryanair", then consumers are, and will continue to be misled. Ryanair will be using this latest ASA ruling as part of our continuing legal action against eDreams and Google to put an end to this misleading advertising, which both eDreams and Google are profiting from."

ENDS

For further information
please contact:                         Robin Kiely                                           Piaras Kelly
                                                   Ryanair Ltd                                          Edelman Ireland
  Tel: +353-1-9451949                         Tel: +353-1-6789333
  press@ryanair.com                            ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02 March, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary